

Mail Stop 3720

July 26, 2007

VIA U.S. MAIL AND FAX (240) 912-1839
Mr. Ronald Pickett
Chief Executive Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

> **Re:** **Telkonet Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Quarter Ended March 31, 2007**
> **File No. 1-31972**

Dear Mr. Pickett:

We have reviewed your supplemental response letter dated July 3, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended December 31, 2006

General

1. As indicated in your response letter dated July 3, 2007, please amend your Form 10-K for the year ended December 31, 2006 to comply with comments 1, 4, 6, 7, 8 and 9 of our comment letter dated June 12, 2007.

Critical Accounting Policies and Estimates

Revenue Recognition, page 20

2. We note your response to prior comment 2. Please disclose your accounting policy for estimating the allowance for doubtful accounts. Also, tell us and disclose in more detail how you determine an account is uncollectible.

Product Revenue, page 22

3. We note your response to prior comment 3. Your disclosure on page 22 states that the "Telekonet segment revenue *principally* arises from the sale of iBridges and other Telkonet iWire System™ components directly to customers." If you modified your commercial sales strategy from a direct sales model to *primarily* an indirect reseller purchase model for 2006, please revise your disclosure accordingly. In this regard, please identify the products sold through your reseller program.

Note B – Acquisition of Subsidiary, page F-18

4. We note your response to prior comment 4. We note that you utilize after tax cash flows to determine the fair value of your intangible assets. Please tell us how you determined the discount rate used in the valuation and the reasons thereto. Also, please confirm that the discount rate used is the after tax discount rate rather than a before tax discount rate.

Note F- Equipment Under Operating Leases, page F-20

5. Please refer to prior comment 5. Tell us why it was appropriate to account for the transfer of certain operating lease agreements and the related capitalized equipment to Hospitality Leasing Corporation as a sale instead of a financing transaction. Specifically, tell us how you concluded that the following revenue recognition criteria have been met:

    • Delivery has occurred or services have been rendered. In this regard, please address your ISP and customer service obligations, including equipment servicing obligations.
    • The price is fixed or determinable.
    • Collectibility is reasonably assured. Your response should address the fact that 20% of the remaining payment is payable by HLC upon the collection from the customer. Tell us what happens if HLC is unable to collect from the customer.

6. Tell us the nature of the equipment under lease which you transferred to HLC and how you concluded that the risks and rewards related to the rights and obligations were transferred.

7. It is unclear to what you mean in your statement that "facts and circumstances of use … changed whereby the equipment and the related costs were reflected in investing activity and not considered as operating type assets." Please tell us in detail what you mean and how you complied with paragraph 24 of SFAS 95.

8. Please clarify your response to unequivocally state how you recognize revenue allocable to the equipment portion of the rental income payments, from the execution of the HLC agreement through the remaining unexpired lease term. Tell us your basis for determining that the equipment and customer support and ISP components constituted

separate units of accounting and that the latter two accounted for 30% of the fair value of the arrangement.

Note K- Stock Options and Warrants, page F-27

9. We note your response to prior comment 10. Per your statement, you "moved from a Development Stage Enterprise as of January 1, 2004…the volatility data based upon the expected life of stock options of five years has not been available."

- In estimating expected volatility, tell us if you considered other sources of information cited in the Interpretive Response to Question 6 under SAB.T.14D1. If not, please advise us.
- In placing exclusive reliance on historical volatility, tell us your consideration of the factors listed under Question 4 of the above-cited guidance and why you believe it is appropriate to change your methodology at mid-year to include twenty-four months of closing prices for your historical volatility calculation, beginning in the second half of 2006.

Form 10-Q for the period ended March 31, 2007

10. Please comply with the above comments as applicable.

Note I- Capital Stock, page 23

11. Please refer to prior comments 6 and 13. Tell us in detail how you evaluated paragraphs 7-32 of EITF 00-19 to determine that equity classification at December 31, 2006 and March 31, 2007 was appropriate. Further:

- Tell us whether you are obligated under any of your registration rights agreements to maintain the effectiveness of the subject registration statements. If there is such a requirement, please provide an analysis of FSP EITF 00-19-2.
- In reaching your conclusion that you should not record a contingent obligation to make future payments or otherwise transfer consideration under your registration payment arrangements, tell us your consideration of the AMEX notification as described on page 37 within the context of paragraph 10 of FSP EITF 00-19-2.
- Please revise to provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.

Selling, General and Administrative, page 31

12. We refer to your response to prior comment 15. Tell us what caused the reduction of non-employee stock option expense of approximately $277,000 and your basis for

measurement. Also as previously requested, revise to provide a detailed discussion of the increase in selling, general and administrative expenses as detailed in your response.

Form 8-K/A filed May 23, 2007 dated March 9, 2007

Exhibit 99.1 – Financial Statements of Smart Systems International Inc.

Note C- Inventories, page F-13

13. We note your response to prior comment 18. It is unclear to us why inventory "which was developed during the 1990's of which certain manufacturing components are no longer available" is included in your current assets as finished goods inventory. In this regard, tell us your basis for concluding that the subject inventory will be utilized in the 2007 cost of sales despite Smart Systems' disclosure that "the introduction of new products will likely reduce the demand for inventories currently held by the Company." Tell us your analysis on the recoverability of the incremental costs for upgrading and redesigning. Finally, tell us whether you have actually sold such inventory and at what amounts through June 30, 2007.

Form 8-K filed June 1, 2007, dated May 25, 2007

Item 8.01 Other Events

14. As indicated in your response letter dated July 3, 2007, please amend your Form 8-K to comply with comment 20 of our comment letter dated June 12, 2007.

*   *   *   *

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director